

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

October 26, 2017

Via E-mail
George B. Holmes
Resonant Inc.
110 Castilian Drive, Suite 100
Goleta, CA 93117

> **Re:** **Resonant Inc.**
> **Registration Statement on Form S-3**
> **Filed October 24, 2017**
> **File No. 333-221089**

Dear Mr. Holmes:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Caleb French at (202) 551-6947 with any questions.

Sincerely,

/s/ Caleb French for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: John J. McIlvery, Esq.
Stubbs Alderton & Markiles, LLP